Materialise NV

Technologielaan 15

3001 Leuven

Belgium

VIA EDGAR AND FEDERAL EXPRESS

April 2, 2014

Pamela Long, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Materialise NV

Draft Registration Statement on Form F-1

Submitted February 24, 2014

CIK No. 0001091223

Dear Ms. Long:

On behalf of our client, Materialise NV, a Belgian limited liability company (naamloze vennootschap) (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 21, 2014 (the “Comment Letter”) in connection with the Company’s draft Registration Statement on Form F-1, which the Company confidentially submitted on February 24, 2014 (the “Confidential Registration Statement”). Concurrent with the submission of this response letter (this “Letter”), the Company is filing publicly the Company’s Registration Statement on Form F-1 (the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of the Registration Statement, which was publicly filed today by the Company via EDGAR, reflecting all changes made to the Confidential Registration Statement. All page references in the responses below are to the pages of the marked copy of the Registration Statement.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-001 -

Ms. Pamela Long	Page 2
April 2, 2014

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this Letter. For the Staff’s reference, we have separately furnished to the Staff by hand delivery on the date hereof (i) a separate copy of this Letter marked to show the full text of the portions of this Letter redacted from the version filed via EDGAR for which the Company is requesting confidential treatment and (ii) a transmittal letter to the Staff requesting confidential treatment with respect to those redacted portions of this Letter (the “Request Letter”), in each case pursuant to Rule 83 of the Rules on Information and Requests of the SEC, 17 C.F.R. § 200.83 (“Rule 83”). We have also furnished a copy of the Request Letter to the SEC’s Office of Freedom of Information and Privacy Act pursuant to Rule 83.

In accordance with Rule 83, the Company requests confidential treatment of (i) the portions of this letter marked as [***] (the “Confidential Information”) and (ii) the above-referenced Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the confidentiality of the omitted information in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Materialise NV” and each page is marked with the identifying numbers and code “MAT-001” through “MAT-0025.”

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Company Response:

The Company is filing publicly the Registration Statement concurrently with the submission of this response letter.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Company Response:

The Company acknowledges the Staff’s comment and has marked the Confidential Information accordingly.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-002 -

Ms. Pamela Long	Page 3
April 2, 2014

3.	Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Company Response:

The Company acknowledges the Staff’s comment and will file an amendment to the Registration Statement prior to distribution of any preliminary prospectuses, for the Staff’s review.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Response:

In response to the Staff’s comment, the Company will supplementally provide to the Staff in separate correspondence, copies of written materials (the “Materials”) that were presented to potential investors by the Company, in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

Other than the Materials, no other written communications have been presented by the Company or, to its knowledge, anyone acting on its behalf to potential investors in reliance on Section 5(d) of the Securities Act.

Additionally, the Company confirms that, to its knowledge, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”) by any broker or dealer that is participating or will participate in the offering. The Company undertakes that, if the Company becomes aware of any research reports distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering, that it will supplementally provide the requested materials to the Staff.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-003 -

Ms. Pamela Long	Page 4
April 2, 2014

5.	We note that you intend to file by amendment certain exhibits, including the underwriting agreement, consents and the legal and tax opinions. We may have comments on the opinions and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

Company Response:

The Company acknowledges the Staff’s comment and will file all exhibits as soon as practicable.

6.	Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or confirm in writing that it has cleared the underwriting arrangements for the offering.

Company Response:

The Company acknowledges the Staff’s comment and, prior to the effectiveness of the registration statement, will arrange for a representative of FINRA to call the Staff or confirm in writing that it has cleared the underwriting arrangements for the offering.

7.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Company Response:

Other than the Company logo included on the cover pages of the prospectus and the Materialise Flywheel included on the inside cover page of the prospectus, the Company advises the Staff that it currently does not intend to use any graphical materials or artwork in the prospectus. However, if the Company subsequently determines to include any additional graphical materials or artwork, the Company will supplementally provide the Staff with copies of any such information for the Staff’s review.

8.	Please specifically disclose the factual basis for and the context of your beliefs, understandings, estimates and opinions as to your “leading” products and market position as set forth in the registration statement. Please also clarify when a statement is attributable to Materialise NV versus a third party. The following are examples of assertions or references where you should elaborate upon the basis upon which you or your products are, for example, “leading” or otherwise unique. Please also provide us supplementally with copies of any studies or other materials that you are relying upon to support your statements:

•	“We are a leading provider of additive manufacturing software and of sophisticated 3D printing services;”

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-004 -

Ms. Pamela Long	Page 5
April 2, 2014

•	“We believe our software products have become globally leading products in the markets we serve …;”

•	“Our proprietary software platforms … have become a market standard for professional 3D printing ….;”

•	“ … a number of our products, including Magics and Streamics, have evolved into industry leading flagship products;”

•	“As a pioneer in the additive manufacturing industry, we believe we have an unmatched history of 3D printing ….;” and

•	“For example, we believe our software programs have become globally leading products …” [emphasis added].

Company Response:

In response to the Staff’s comment, the Company will supplementally provide to the Staff in separate correspondence, copies of materials that form the basis of the Company’s beliefs. In addition, the Company has revised the disclosure on pages 1, 60, 76, and 77, to clarify that such statements are the belief of the Company.

Table of Contents

9.	We note your disclosure in the first paragraph after the table of contents that the information in the prospectus is accurate only as of its date, regardless of the time of sale of the ADSs, and that your business, financial condition or prospects may have changed since that date. This statement may suggest to investors that they are responsible for seeking to obtain relevant updated information, or that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act. Please delete or clarify this statement.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page i.

10.

In the second paragraph under the table of contents, we note your disclosure that representations, warranties and covenants that you have made in any agreement filed as an exhibit to the registration statement were made solely for the benefit of the parties, should not be deemed to be for the benefit of investors, and should not be relied upon as accurately representing your current state of affairs. Please note that it is our position that all material filed with the registration statement,

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-005 -

Ms. Pamela Long	Page 6
April 2, 2014

including in contracts filed as exhibits, constitutes disclosure upon which investors may rely. Please revise your statement to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the prospectus not misleading. Please confirm your understanding.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page i. The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the prospectus not misleading.

Prospectus Summary, page 1

General

11.	Certain information contained in the Prospectus Summary section is substantially identical to the information contained in the Business section, as well as your MD&A. Please strive for a balanced summary presentation that avoids the use of repetitious disclosure. The summary should provide a brief, non-generic discussion of the most material aspects of your company and your offering. Please reduce the disclosure in the Prospectus Summary section by carefully considering and identifying those aspects of the offering that are most significant and highlight them in plain, clear language. You may wish to include an appropriate cross reference to the Business section where this detailed information appears. Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 1 through 12.

12.	Please ensure that the information you include in your summary is balanced. To the extent you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather than merely listing generalized risk factors at the end of this section. For example, in the Risk Factors, you discuss the rapidly decreasing barriers for competitors, and even customers, to enter the markets for 3D printing solutions. This seems to be related to the significant industry growth that you emphasize at various points in the summary. If so, consider whether a reference to decreasing barriers to entry should accompany your statements about industry growth to provide a more balanced summary discussion.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-006 -

Ms. Pamela Long	Page 7
April 2, 2014

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 1 through 7.

13.	With respect to all third-party statements in your prospectus, including the industry and market data from Wohlers Report 2013, Frost & Sullivan, and MarketsndMarkets presented in your summary and/or elsewhere in your submission, please supplementally provide us with copies of such publications. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared for you.

Company Response:

In response to the Staff’s comment, the Company will supplementally provide to the Staff in separate correspondence, copies of the requested materials, marked as requested. The Company advises the Staff that none of the reports were prepared for the Company.

Company History and Structure, page 13

14.	Please expand your disclosure to include the purchase price of each of the acquisitions disclosed and the reportable segment that the acquisitions have been assigned.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 94.

The Offering, page 15

15.	You disclose on page 16 that unless otherwise indicated all information in this prospectus assumes that a stock split will take place upon closing of this offering. Please revise your disclosure to clarify the timing of the stock split (i.e., at or immediately before the effectiveness of your registration statement or after effectiveness of your registration statement but concurrently with this offering). Please also address the disclosure requirements in IAS 10.21-.22 and IAS 33.64 and .70(d) in your audited financial statements. Finally, please provide pro forma information throughout the filing but outside of the audited financial statements in accordance with Article 11 of Regulation S-X for the change in your capital structure.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-007 -

Ms. Pamela Long	Page 8
April 2, 2014

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 14 and 122 and the subsequent events disclosure in the Company’s consolidated financial statements.

The Company respectfully advises the Staff that the ratio for the stock split will be determined in connection with the determination of the proposed offering size and price range for the offering prior to commencing the road show for the offering. The Company acknowledges the Staff’s comment regarding the inclusion of pro forma information and advises the Staff that it will update its disclosure to provide such information as requested when it files a pre-effective amendment to the Registration Statement in which pricing information is included.

Risk Factors, page 19

Our international operations subject us to various risks, page 23

16.	Here or elsewhere, include discussion of the risks and effects of the current instability in Ukraine on your operations.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 22.

We may lose our foreign private issuer status in the future, page 45

17.	We note that you plan to apply for listing on an exchange. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

Company Response:

The Company has determined to apply for listing on the NASDAQ Global Market and to rely on the rules of the NASDAQ Stock Market that permit the Company to follow its home country practices. The Company has accordingly revised the disclosure as requested on pages 47 and 115.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-008 -

Ms. Pamela Long	Page 9
April 2, 2014

Use of Proceeds, page 54

18.	We note that you have disclosure in this section and in a risk factor that you may use the proceeds of the offering other than as described. Please note that Instruction 7 to Item 504 of Regulation S-K permits an issuer to reserve the right to change the use of proceeds, but that such reservation must be due to certain contingencies that are specifically described in the prospectus, and that alternatives to such to use in that event are indicated. Please revise your Use of Proceeds section to describe the contingencies that would cause you to change your use of proceeds with more certainty and specificity, and to discuss how else you would use proceeds upon the occurrence of these contingencies.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 52.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 66

19.	Please expand your discussion and analysis of revenue to address the key factors that may have the greatest impact on revenues, as discussed on page 64. Please also consider the factors listed in the risk factor, Our revenue and results of operations may fluctuate, on page 21. For example, we would expect your discussion and analysis for your 3D Printing Software and Medical segments to include an analysis of customer licenses, both perpetual and time-based, including a comparison of customer licenses with disclosure of the number of new customer licenses, the increase in existing customer licenses, and the number of customer renewals and how the changes in these numbers impacted revenue recognized. Similar disclosure may be appropriate for maintenance contracts, as well. For the Medical and Industrial Production segments, similar quantification for printed products and guides produced may be appropriate with a link to revenue recognized.

Company Response:

The Company respectfully advises the Staff that the key revenue drivers the Company monitors in relation to its software license sales for both its 3D Printing Software and Medical segments are the percentage of the Company’s sales of new software licenses (new perpetual licenses and first time annual licenses) as compared to the percentage of the Company’s recurring software related revenue (maintenance contracts and renewals of annual licenses). In response to the Staff’s comment, the Company has revised the disclosure on pages 64 to 65 to discuss the percentage breakdown between these two categories of software license revenue and to explain the reasons why the Company

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-009 -

Ms. Pamela Long	Page 10
April 2, 2014

believes these categories of revenue to be important. The Company further advises the Staff that the Company considers a further comparison of perpetual versus time-based license sales to be of lesser relevance. Furthermore, the Company believes that the number of licenses sold is not a reliable indicator for the evolution of license revenue since there are a wide variety of licenses (e.g., node locked versus floating, kernel versus add-on), all carrying a different price range.

The Company has also added additional details to explain what the Company believes to be the key factors that impacted non-software related revenues of the Company’s segments.

20.	Please quantify the extent to which increases/decreases in volumes sold, increases/decreases in prices, raw material inflation pass-through, and foreign exchange variances impacted the increase or decrease in revenue and gross profit at the consolidated level, and revenue and Segment EBITDA at the reportable segment level, for each period presented. In addition, please quantify the impact of other factors you identified that contributed to fluctuations in all of the line items comprising net profit for your discussion and analysis of the consolidated results and reportable segment results. Please refer to Item 5.A. of Form 20-F and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Company Response:

The Company respectfully advises the Staff that, as a significant share of its revenue is derived from the sales of unique components (e.g., individualized medical devices or customer-designed industrial parts or consumer products), there are no standard product prices for comparison. Prices of the Company’s products are set as a function of a number of parameters, including volume, finishing, capacity, technology and timing.

The Company has revised, in response to the Staff’s comment 19, the disclosure on page 65 to described the impact of currency fluctuations, showing 2013 revenue growth at constant exchange rates and to explain the increase in the Company’s capacity and efficiency in 2013 as compared to 2012.

In response to the Staff’s comment 19, the Company added on page 64 to 65 a breakdown of revenue by type of business, and further explained revenue fluctuations per segment.

21.	Please expand your discussion and analysis of EBITDA at the reportable segment level to provide segment-specific analysis for the change as a percentage of revenue. For example, you note the Industrial Production segment’s EBITDA, excluding i.materialise and RapidFit, increased to 14% for fiscal year 2013 from 7% for fiscal year 2012 without a discussion and analysis as to why.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 67.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0010 -

Ms. Pamela Long	Page 11
April 2, 2014

Liquidity and Capital Resources, page 69

Transfers from Subsidiaries, page 72

22.	We note your disclosures regarding dividends payable by your subsidiaries. Please expand your disclosure to provide additional clarity regarding the amount of cash and cash equivalents that are held outside of Belgium, the amount that if dividend to the parent would be subject to withholding taxes, and the amount that is restricted by law and/or requires prior approval that is outside of your control.

Company Response:

The Company respectfully advises the Staff that, based on its cash balances held outside of Belgium as of December 31, 2013, the withholding taxes, restrictions and approvals referred to in the Staff’s comment would not have had a material effect on the Company were such balances to have been transferred. The Company has revised the disclosure on page 70 to clarify this.

23.	Please provide us with your analysis of the guidance in Article 12-04 of Regulation S-X in determining that the schedule is not required to be presented. Please refer to Items 4(b) and 8(b) of Form F-1 and Item 17(a) of Form 20-F for guidance.

Company Response:

The Company respectfully advises the Staff that the restricted net assets of consolidated subsidiaries did not exceed 25 percent of consolidated net assets as of December 31, 2013, the most recently completed fiscal year, and therefore the disclosure requirements in Article 12-04 is not required to be presented regarding the Company.

Contractual Obligations, page 73

24.	Please include scheduled interest payments in your table.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 71.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0011 -

Ms. Pamela Long	Page 12
April 2, 2014

Critical Accounting Policies and Accounting Estimates, page 74

Revenue Recognition, page 74

25.	Please remove the term, generally, from your disclosure and include all material information for your revenue recognition policies (i.e., the elements that are not sold on a stand-alone basis and the other methods used to determine the percentage of completion).

Company Response:

In response to the Staff’s comment, the Company has removed the term “generally” from the disclosure. The Company respectfully advises the Staff that the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Accounting Estimates – Revenue Recognition” describes the material information related to the significant judgments and estimates made by the Company in relation to its revenue recognition policies. The changes the Company has made to the disclosure do not include new significant judgments.

Share-Based Payment Transactions, page 75

26.	Please note that once you have disclosed the estimate of the IPO price/range we may have comments regarding the estimated fair value of your most recent equity grants.

Company Response:

The Company acknowledges the Staff’s comment.

Business, page 78

27.	Under an appropriate subheading, please discuss the geographic market or markets in which you do business, and include a breakdown by geographic market of your revenues. Please see Item 4.B.2.of Form 20-F.

Company Response:

The Company respectfully advises the Staff that it views its key geographic markets to be Europe, Asia and the Americas. In response to the Staff’s comment, the Company has revised the disclosure on page 99 to provide information regarding these markets.

Audit Committee, page 115

28.	We note your disclosure on pages 115 and 127, which suggests that only two out of three directors on your audit committee are independent, and does not indicate

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0012 -

Ms. Pamela Long	Page 13
April 2, 2014

whether you anticipate changing the composition of your audit committee. Supplementally, with a view toward disclosure, please tell us whether and how the composition of your audit committee will be modified after effectiveness to comply with the independence requirements of Section 10A(m) of the Exchange Act. Specifically, please discuss whether you are relying on any exemptions from the independence requirements for newly public companies or employees for foreign private issuers under Exchange Act Rule 10A-3(b)(iv).

Company Response:

The Company advises the Staff that it is relying on the exemption from the independence requirements for newly public companies under Exchange Act Rule 10A-3(b)(iv)(A). In response to the Staff’s comment, the Company has revised the disclosure on pages 113 and 127 to clarify the Company’s intention.

Principal and Selling Shareholders, page 122

29.	Please tell us whether you are aware of the persons who, directly or indirectly, have or share voting and/or investment power with respect to the Materialise ordinary shares held by Sniper Investments NV, Distri Beheer 21 Comm Va, and DVP Invest BVBA. To the extent you possess such information, please expand the prospectus to identify the natural persons who are the beneficial holders of the shares held of record by these selling shareholders.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 121 on the basis of information available to the Company. Other than as so revised, the Company is not aware of the persons who, directly or indirectly, have or share voting and/or investment power with respect to the Materialise ordinary shares held by the selling shareholders.

30.	Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 121.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0013 -

Ms. Pamela Long	Page 14
April 2, 2014

Description of Share Capital, page 124

Share Capital and Shares, page 124

31.	We note your disclosure that there “are no separate classes of shares.” We also note references to Class A ordinary shares, Class B ordinary shares and Class C ordinary shares throughout your registration statement. To the extent your reference to “no separate classes of shares” refers to your share capital after the completion of the offering and effectiveness of your amended and restated articles of association, please so state, or advise.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 122.

32.	We note that effectiveness of your amended and restated articles of association is subject to completion of the offering. Please clarify whether this is the case or whether the offering is conditioned upon effectiveness of the amended and restated articles. Please also see paragraph II.B.2.f of Staff Legal Bulletin 19 for our views on legality opinions given in offerings conditioned upon charter amendments.

Company Response:

The Company advises the Staff that the amended and restated articles of association will automatically become effective upon the closing of the offering, and the offering is not conditioned upon effectiveness of the amended and restated articles of association. In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 14, 54 and 122.

Board of Directors, page 126

33.	We note your disclosure that “Belgian law does not specifically regulate the ability of directors to borrow money from our company.” To the extent that any such loans to a director may be made and/or will be outstanding following effectiveness of your registration statement, please be aware of the prohibition set forth in Section 13(k) of the Securities Exchange Act of 1934.

Company Response:

The Company acknowledges the Staff’s comment. The Company advises the Staff that the Company has no outstanding loans of the type prohibited by Section 13(k) of the Securities Exchange Act of 1934, as amended, nor does the Company intend to make any such loans following the effectiveness of the Registration Statement.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0014 -

Ms. Pamela Long	Page 15
April 2, 2014

Description of the Rights and Benefits Attached to Our Shares, page 129

34.	Please revise your disclosure to include discussions of the following as necessary:

•	A comparison of the laws of the United States and Kingdom of Belgium laws as per Item 10.B.9 of Form 20-F;

•	A statement regarding procedures, if any, for liability to further capital calls by the company as per Item 10.B.3(g) of Form 20-F; and

•	Whether or the extent that shareholders may submit matters to be voted upon at shareholders meetings.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested (i) in the section entitled “Description of Share Capital—Articles of Association and Other Share Information” beginning on page 126 to provide a comparison of certain matters under the laws of Delaware and the laws of the Kingdom of Belgium, (ii) on page 127 to clarify that no shareholder is liable to make any further contribution to the Company’s share capital other than with respect to shares held by such shareholder that are not fully paid-up, and (iii) on page 130 to state that, other than in connection with a demand to convene a special or extraordinary shareholders’ meeting as described in the Registration Statement, shareholders may not submit matters to be voted upon at shareholders’ meeting.

Description of American Depositary Shares, page 136

35.	Please revise this section throughout as necessary to make it specific to the agreement with your depositary. We note, for example, the following:

•	Your disclosure under “Dividends and Other Distributions, page 136” should make clear the effect of a redemption, forfeiture or transfer of shares on the amounts held;

•	Your disclosure under “Voting Rights, page 238” should make clear whether the depositary has the option to vote electronically; and

•	Your discussion under “Pre-release of ADSs, page 142” should make clear the “limit” on the amount of ADSs that may be outstanding as a result of pre-release transactions.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 130 and 136 to clarify that shareholders and, accordingly, the depositary do not have the option to vote electronically; and on page 140 to specify the limit on the amounts of ADSs that may be outstanding at any time as a result of pre-release, as provided in the deposit agreement. The Company respectfully advises the Staff that the

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0015 -

Ms. Pamela Long	Page 16
April 2, 2014

ordinary shares are not subject to redemption or forfeiture under Belgian law and the Company believes the disclosure currently accurately describes the deposit agreement. At the time the deposit agreement is finalized and filed as an exhibit to the Registration Statement, the Company will revisit and revise the disclosure as necessary.

Shares Eligible for Future Sales, page 143

Lock Up Agreements, page 143

36.	Please briefly describe the factors that the underwriters would consider in determining whether to consent to the sale of ADSs or ordinary shares by the company, directors, senior management, key employees, certain shareholders and the selling shareholders before the lock-up period’s expiration. We note your reference to “with certain limited exceptions” and that the agreements “provide exceptions for, among other things, sales to underwriters pursuant to the underwriting agreement.” Please revise here and on page 155.

Company Response:

The Company has revised the disclosure as requested on pages 141 and 153 to describe in more detail the lock up arrangements, exceptions and considerations.

Underwriting, page 154

37.	Please show the separate amounts of underwriting compensation to be paid by the company and the selling shareholders, as required by Item 508(e) of Regulation S-K.

Company Response:

The Company has revised the disclosure as requested on page 152 to provide the requested breakdown. The Company notes that upon determination of the offering price, the blanks for the amounts included in the revised disclosure will be completed.

38.	In your disclosure in the third paragraph on page 157, it is not clear whether the underwriters may engage in both covered short sales and naked short sales. Please revise your discussion to clarify this point. Include disclosure that explains:

•	what covered and naked short sales are, how the underwriters close out covered and naked short sales;

•	how the underwriters determine the method for closing out covered sales positions;

•	when a naked short position will be created, for example, if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering; and

•	the potential effects of underwriters’ short sales and underwriters’ transactions to cover short sales.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0016 -

Ms. Pamela Long	Page 17
April 2, 2014

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 155.

Exhibits

39.	We note your risk factor on page 21 and other disclosures in your prospectus that discusses your reliance on collaboration agreements, including those with Diomet, DJO Surgical, Synthes and Zimmer. Please tell us what consideration you have given to whether you are substantially dependent upon any of these or other collaboration agreements, and whether they are material contracts that should be filed as exhibits to the registration statement.

Company Response:

The Company has concluded that each of its collaboration agreements with Biomet, Inc. (“Biomet”), DePuy Synthes Companies of Johnson & Johnson (“Synthes”), Encore Medical, L.P. (d/b/a DJO Surgical) (“DJO Surgical”) and Zimmer Holdings, Inc. (“Zimmer”) was made in the ordinary course of the Company’s business and that the Company’s business is not substantially dependent on any one of these agreements. Accordingly, the Company does not believe that any of these agreements are required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

In reaching this conclusion, the Company took into consideration that none of these agreements represents a continuing contract to sell the major part of the Company’s products or services. As disclosed in the Registration Statement, the Company’s business is currently comprised of three operating segments: 3D Printing Software, Medical and Industrial Production. Within the Company’s Medical segment, there are two product and services offerings: Clinical Services and Medical Software. Within the Clinical Services offering, the Company both prints joint replacement and CMF guides, as well as hip revision and CMF implants and osteotomy guides. The Company’s collaboration agreements relate solely to its joint replacement and CMF guide business. This business is only one subset of the diverse products and services offered by the Company. Moreover, the agreements with Biomet and Zimmer, which, of the four agreements, respectively accounted for the two largest percentages of the Company’s total revenue in 2013, relate only to the Company’s knee replacement guide business. Further, although the majority of the medical devices printed within Clinical Services offering were distributed through these four collaboration partners in 2013, the Company also believes it is important to note that, overall, the Company’s services and products of its three segments are distributed broadly through multiple channels to thousands of the

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0017 -

Ms. Pamela Long	Page 18
April 2, 2014

Company’s customers. Accordingly, from a qualitative perspective, the Company respectfully submits to the Staff that the Company’s overall business is not substantially dependent on these agreements.

From a quantitative perspective, the Company further considered the fact only one of these four collaboration partners represented more than 10% of the Company’s total revenue in 2013. In particular, Biomet represented [***]%, Zimmer represented [***]% and Synthes and DJO Surgical each represented [***]%. Further, the Company’s collaboration with DJO Surgical was only recently entered into and the Company expects its sales through DJO Surgical to increase in the future, which the Company expects will correspondingly reduce the respective percentages of sales of the other three partners relative to the Company’s total sales in the near term. Over the longer term, as described in the Registration Statement, the Company has number of growth strategies and research and development projects related specifically to its Clinical Services offering, which include entering into new collaborations (which would necessarily divide the total Company sales made through the Company’s collaboration partners by a larger number of partners) and growing the OBL and Mobelife businesses through which the Company distributes its implants and guides directly (which would have the effect of reducing the percentage of sales to collaboration partners as a function of total Company sales, further reducing the percentage of Company sales to any particular partner). More generally, the Company has a number of growth strategies and research and development projects related to each of its other segments and businesses, any one of which could alter the Company’s overall product and services revenue mix. Accordingly, from a quantitative perspective, the Company does not believe that its overall business is or will be substantially dependent on any single collaboration partner. In addition, the Company believes that none of the individual agreements are otherwise material to an investor’s understanding of the Company’s overall business.

The Company also notes that it anticipates that the percentage of its total sales made to any one of these collaboration partners will vary year-to-year, and even from quarter-to-quarter. For this reason, as well as the broad distribution of the Company’s products and services across many different sale channels as described above, the Company believes that placing undue focus on any particular distribution channel in respect of one subset of the Company’s overall product and services offering would be inappropriate and potentially even misleading to investors.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0018 -

Ms. Pamela Long	Page 19
April 2, 2014

2 Basis of Preparation, page F-8

40.	Please expand your disclosures to include the information required by IAS 12.13. In this regard, we note your disclosures on page 72 regarding transfers from subsidiaries.

Company Response:

The Company respectfully advises the Staff that IAS 12.13 relates to “Income taxes” and the Company has assumed for purposes of its response that the Staff’s comment relates to IFRS 12 “Disclosures of Interests in Other Entities”, paragraph 13, on the nature and extent of significant restrictions. The Company notes to the Staff that the Company operates in countries that may impose capital transfer restrictions. The countries in which the Company operates that impose certain capital transfer restrictions are China and Ukraine. The activities in China are currently performed through a representative office of Materialise NV, while the activities in Ukraine are performed through a subsidiary.

The total assets in Ukraine are €0.2 million, including €0.05 million of cash and cash equivalents. The total liabilities in Ukraine are €0.02 million.

Considering the above, the Company has determined that the impact of those capital transfer restrictions are not material. As such, the disclosures required by IFRS 12 “Disclosures of Interests in Other Entities”, paragraph 13, have not been incorporated in the Company’s consolidated financial statements. In addition, the Company has revised the disclosure on page 70 of the Registration Statement in reply to the Staff’s comment 22 and consistent with the above facts.

41.	We note that you have entered into several collaboration agreements with various third parties and terms. Please include your accounting policy for each of the material collaboration agreements in existence during each period presented. Please provide us with the specific reference to the IFRS literature that supports your accounting. Please also ensure that your disclosures provide investors with an understanding of how the collaboration agreements are reflected in and have impacted your consolidated financial statements.

Company Response:

The Company respectfully advises the Staff that the collaboration agreement that was, in purely quantitative terms, the most important agreement for the Company in 2013 was the agreement with Biomet. This collaboration agreement and its related accounting is discussed below.

Biomet is active in the development, manufacturing and sale of orthopedic implants, including knee replacement prostheses and associated alignment guide systems.

The Company initially signed a collaboration agreement with Biomet in October 2007 where the Company agreed to develop certain software for the purposes of Biomet and to grant a perpetual license for the developed software [***].

The other revenue streams covered by the agreement were:

•	Maintenance and support services

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0019 -

Ms. Pamela Long	Page 20
April 2, 2014

•	Software development services which were covered by separate project agreements

•	Training

•	3D printed surgical guides for which the royalty for the right to distribute the guides to end-users was included in the unit price for the guides.

All revenues in relation to the original collaboration agreement were recognized by the Company prior to the adoption of IFRS, during the periods that all services were provided, which expired in October 2011.

In October 2011, the Company signed a continuation agreement with Biomet whereby the Company (i) granted [***], (ii) transferred ownership rights to Biomet for certain specific parts of the front-end software related to the knee guide field, previously developed under the initial collaboration agreement, and (iii) granted basic support services to Biomet over the same [***] term. The consideration payable by Biomet for those elements was [***] payable at [***]. The Company is not able to separate the multiple elements described above based on management’s estimate of fair value, and management does not believe that the [***] rights would be able to be sold separately to other customers. As such, the Company has recognized the fees in this bundled arrangement over the contractual term period of [***] on a straight-line basis (reference: IAS 18.20).

The continuation agreement also included the following other revenue components that are on demand of Biomet and payable on a unit-by-unit basis, during the contractual term:

•	Software development services: These software development services relate to further customization of certain software components specifically for the purpose of Biomet. Software development services are covered by separate project agreements and are payable on a time and material basis (with no revenue cap) and, occasionally, on a fixed amount basis. As the Company also sells software development services on a stand-alone basis, the Company can determine the fair value of such services. The revenue for these services is recognized using the stage of completion (reference IAS 18.20). The stage of completion is determined by comparing labor hours incurred to-date to the estimate total labor hours. In case revenue is determined on a time and material basis, revenue is determined based on the actual labor hours incurred to-date and is billed monthly. The Company considers labor hours to be the most reliable, available measure of progress on these projects. Labor hours are tracked through a time registration tool incorporated in the Company’s software development platform. The Company adjusts its estimates of time to completion in the periods in which facts resulting in a change become known. When an estimate indicates that a loss will be incurred, such a loss is recognized immediately (reference: IAS 18.23).

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0020 -

Ms. Pamela Long	Page 21
April 2, 2014

•	Training: The contract includes additional training services on a demand basis and for which unit prices have been agreed in the contract. As the Company is also selling these training services on a stand-alone basis to customers, the Company is capable of determining their fair value. Training services are performed over a short-period of time. The revenue from the training services is recognized when the training has been delivered (reference: IAS 18.20).

•	3D printed surgical guides: The Company has agreed to deliver to Biomet 3D printed surgical guides for which the selling prices are agreed to within the collaboration agreement [***]. The Company recognizes revenue on the sale of surgical guides upon shipment or delivery taking into account the shipment terms (usually ex-works or FOB time of shipment incoterms) (reference: IAS 18.14).

•	Royalty: A royalty is charged per knee guide that is ordered in order to cover the use of the backend software. This software is necessary in order to convert a scan into a personalized knee guide. This royalty is recognized in revenue together with the revenue on the associated guide.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page F-18.

42.	Please include your accounting policy for provisions and contingent liabilities. In this regard, we note your disclosures on pages 35 and 107. Please also provide the disclosures required by IAS 37.84 - ..92.

Company Response:

The Company respectfully advises the Staff that it does not have provisions and contingent liabilities that are material to the Company. The total amount of provisions recognized in the statement of financial position was €nil as of December 31, 2013, €0.01 million as of December 31, 2012 and €nil as of January 1, 2012. In addition, the Company does not have material contingent liabilities.

In this respect, considering that the provisions and contingent liabilities are not material, the accounting policy and the disclosures required by IAS 37 “Provision, contingent liabilities and contingent assets”, paragraphs 84-92, have not been included in the Company’s consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure regarding legal proceedings in the Registration Statement to reflect the above statements on page 106.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0021 -

Ms. Pamela Long	Page 22
April 2, 2014

Revenue recognition, page F-17

43.	Please expand your disclosure for recognizing revenue for perpetual licensed software to clarify how the portion of the revenue related to the one-year maintenance services that are included in the price of perpetual licenses is recognized.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page F-17.

44.	Please expand your disclosure for software development services to clarify how the stage of completion is measured. Please also clarify if your time and material-based services contain caps on the amount of costs that may be billed. For any caps on revenues to be earned for time and material-based services, clarify how revenue is recognized in relation to the cap. Finally, please clarify how and when known losses are recognized in the consolidated financial statements.

Company Response:

Software development services include customized development of software components for the Company’s customers. The software components may include front-end software, algorithms and other customizations to the software. The software development services are primarily billed on a time and material basis and occasionally on a fixed fee basis.

The stage of completion is determined by comparing the labor hours incurred to-date to the estimated total labor hours required to complete the project. The Company considers labor hours to be the most reliable available measure of progress on these projects. Labor hours are tracked through a time registration tool incorporated in the Company’s software development platform.

Software development services on a time and material basis do not include caps on revenues.

The Company adjusts its estimates of the time that will be required to complete a project for the periods in which facts resulting in a change become known. When an estimate indicates that a loss will be incurred, such loss is recognized immediately. No such losses have been incurred in either of the years ended December 31, 2013 and 2012, respectively.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page F-18.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0022 -

Ms. Pamela Long	Page 23
April 2, 2014

45.	Please expand your disclosure for the recognition of royalty fees to clarify when these fees are earned. Please refer to the guidance in IAS 18.29 - .30 and .33.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page F-18.

46.	Please provide the disclosure for the amount of each significant category of revenue recognized during the periods presented in accordance with the guidance in IAS 18.35(b).

Company Response:

In response to the Staff’s comment, the Company has added a table showing the breakdown by type of revenue on page F-42.

Government grants, page F-18

47.	Please disclose the nature of the government grants received and whether there are any unfulfilled conditions or other contingencies attached to the government grants that have been recognized to date. Please refer to IAS 20.39.

Company Response:

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven (Belgium).

Where retention of a government grant related to assets or to income is dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate (IAS 20 “Government grants”, paragraph 12).

Government grants recognized as income do not have any unfulfilled conditions or other contingencies attached to it.

In response to the Staff’s comment, the Company has revised the disclosure in Note 18.6 “other operating income” to reflect the above statements on page F-43.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0023 -

Ms. Pamela Long	Page 24
April 2, 2014

5 Goodwill, page F-24

48.	Please expand your disclosures to provide the following additional information:

•	Disclose the reportable segment that the German CGU is included (refer to IAS 36.80(b)).

•	Disclose the recoverable amount for the German CGU (refer to IAS 36.134(c)).

•	Clarify whether the change in growth rate and discount rate would cause the recoverable amount to decrease by the amount disclose or decrease to the amount disclosed.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in Note 5 “Goodwill” as requested on page F-24.

7 Property, Plant & Equipment, page F-26

49.	Please separately present land and buildings, as land is not amortized.

Company Response:

The Company respectfully advises the Staff that it believes IAS 16 “Property, Plant and Equipment”, paragraph 37(b), allows the combined presentation of land and buildings as one class of assets although those are separable. However, in response to the Staff’s comment, the Company has revised the disclosure on page F-27 to clarify the net book value of land included in the Company’s land and buildings class of assets.

17 Segment Information, page F-40

50.	Please expand your footnote to disclose the revenues from external customers for each product and service you offering. We note your disclosures on pages 63 to 64, noting that your 3D Printing Software segment generates revenues from perpetual software licenses, time-based software licenses, maintenance contracts, and custom software development services; your Medical segment generates revenues from the sale of medical devices printed in-house, sale of licenses of your medical software packages, software maintenance packages, custom software development services, and custom engineering services; and your Industrial Production segment generates revenue from the sale of parts printed in-house. Please refer to IFRS 8.32 for guidance.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure, required by IFRS 8 “Operating segments”, paragraph 32, in Note 18.1 as requested on page F-42.

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0024 -

Ms. Pamela Long	Page 25
April 2, 2014

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Alejandro E. Camacho at (212) 878-8434.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission

Tracey Smith

Alfred Pavot

Kamyar Daneshvar

Materialise NV

Wilfried Vancraen

Peter Leys

Clifford Chance US LLP

Alejandro E. Camacho

Paul Hastings LLP

William F. Schwitter

Confidential Treatment Requested by Materialise NV

*** -- Denotes information omitted and provided under separate cover to Staff pursuant to Rule 83

- MAT-0025 -